So
3-7-02

02019110

SEC[illegible] [illegible]OMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8-35328

RECEIVED MAR 0 5 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ark Investments

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 1/2 South Court Street
(No. and Street)

Athens (City) Ohio (State) 45701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas K. Adie 740 593-8888
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James P. Smith, Armstrong & Smith, CPAs
(Name — *if individual, state last, first, middle name*)

49 Johnson Road, P. O. Box 8, (Address) The Plains, (City) Ohio (State) 45780 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Douglas K. Adie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ark Investments, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PROPRIETOR

Title

Notary Public

LESA A. WITHERS
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES SEPT. 20, 2003
COMMISSION RECORDED IN ATHENS COUNTY

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: ARK INVESTMENTS [0013]

SEC File Number: 8- 25328 [0014]

Address of Principal Place of Business: 23 1/2 S. COURT STREET [0020]

ATHENS [0021] OH [0022] 45701-0500 [0023]

Firm ID: 10613 [0015]

For Period Beginning 01/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: DOUGLAS K. ADIE [0030] Phone: (740) 593-8888 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report (checked) [0042]

ASSETS

Consolidated [0198] Unconsolidated (selected) [0199]

		Allowable	Non-Allowable	Total
1.	Cash	89,915 [0200]		89,915 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	[0810]

3.	Receivables from non-customers		[0355]	[0600]	[0830]
4.	Securities and spot commodities owned, at market value:				
	A. Exempted securities		[0418]		
	B. Debt securities		[0419]		
	C. Options		[0420]		
	D. Other securities		[0424]		
	E. Spot commodities		[0430]		[0850]
5.	Securities and/or other investments not readily marketable:				
	A. At cost	[0130]			
	B. At estimated fair value		[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[0460]	[0630]	[0880]
	A. Exempted securities	[0150]			
	B. Other securities	[0160]			
7.	Secured demand notes market value of collateral:		[0470]	[0640]	[0890]
	A. Exempted securities	[0170]			
	B. Other securities	[0180]			
8.	Memberships in exchanges:				
	A. Owned, at market	[0190]			
	B. Owned, at cost			[0650]	
	C. Contributed for use of the company, at market value			[0660]	[0900]

9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	[0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	801 [0490]	[0680]	801 [0920]
11.	Other assets	[0535]	[0735]	[0930]
12.	TOTAL ASSETS	90,716 [0540]	[0740]	90,716 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	[1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	[1560]
	B. Other	[1115]	[1305]	[1540]
15.	Payable to non-customers	[1155]	[1355]	[1610]
16.	Securities sold not yet purchased, at market value		[1360]	[1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		[1690]
	B. Secured	[1211]	[1390]	[1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	[1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	[1720]
	from outsiders			

	[0990]			
C. Pursuant to secured demand note collateral agreements:			[1420]	[1730]
1. from outsiders	[1000]			
2. Includes equity subordination (15c3-1(d)) of	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABLITIES		[1230]	[1450]	[1760]

Ownership Equity

	Total
21. Sole proprietorship	90,716 [1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	[1794]
E. Total	[1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	90,716 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2001 [3932] Period Ending 12/31/2001 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:			
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange		9,198 [3935]
	b.	Commissions on listed option transactions		[3938]
	c.	All other securities commissions		[3939]
	d.	Total securities commissions		[3940]
2.	Gains or losses on firm securities trading accounts			
	a.	From market making in options on a national securities exchange		[3945]
	b.	From all other trading		[3949]
	c.	Total gain (loss)		[3950]
3.	Gains or losses on firm securities investment accounts			(830) [3952]
4.	Profit (loss) from underwriting and selling groups			[3955]
5.	Revenue from sale of investment company shares			466 [3970]
6.	Commodities revenue			[3990]
7.	Fees for account supervision, investment advisory and administrative services			[3975]
8.	Other revenue			3,070 [3995]
9.	Total revenue			11,904 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			[4120]
11.	Other employee compensation and benefits			[4115]
12.	Commissions paid to other broker-dealers			[4140]
13.	Interest expense			[4075]
	a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses			4,170 [4195]
15.	Other expenses			9,230 [4100]
16.	Total expenses			13,400 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	(1,496) [4210]
18.	Provision for Federal Income taxes (for parent only)	[4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above ________ [4222]

a. After Federal income taxes of ________ [4238]

20. Extraordinary gains (losses) ________ [4224]

a. After Federal income taxes of ________ [4239]

21. Cumulative effect of changes in accounting principles ________ [4225]

22. Net income (loss) after Federal income taxes and extraordinary items (1,496) [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items ________ [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 45411 [4335A]	DAIN RAUSCHER INCORPORATED [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition 90,716 [3480]

2. Deduct ownership equity not allowable for Net Capital ________ [3490]

3. Total ownership equity qualified for Net Capital 90,716 [3500]

4. Add:

A. Liabilities subordinated to claims of general creditors allowable in computation of net capital ________ [3520]

	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	[3525]
5.	**Total capital and allowable subordinated liabilities**		[3530]
6.	**Deductions and/or charges:**		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	801 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	801 [3620]
7.	**Other additions and/or credits (List)**		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	[3630]
8.	**Net capital before haircuts on securities positions**		89,915 [3640]
9.	**Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):**		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	[3734]	
	D. Undue Concentration	[3650]	
	E. Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	

		[3736]	[3740]
10.	Net Capital		89,915 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14.	Excess net capital (line 10 less 13)	39,915 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	89,915 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			-0- [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			[3820]	[3830]
19.	Total aggregate indebtedness			-0- [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% -0- [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	__ [4602]	[4603]	[4604]	_ [4605]
_ [4610]	[4611]	__ [4612]	[4613]	[4614]	_ [4615]
_ [4620]	[4621]	__ [4622]	[4623]	[4624]	_ [4625]
_ [4630]	[4631]	__ [4632]	[4633]	[4634]	_ [4635]
_ [4640]	[4641]	__ [4642]	[4643]	[4644]	_ [4645]
_ [4650]	[4651]	__ [4652]	[4653]	[4654]	_ [4655]
_ [4660]	[4661]	__ [4662]	[4663]	[4664]	_ [4665]
_ [4670]	[4671]	__ [4672]	[4673]	[4674]	_ [4675]
_ [4680]	[4681]	__ [4682]	[4683]	[4684]	_ [4685]
_ [4690]	[4691]	__ [4692]	[4693]	[4694]	_ [4695]
		TOTAL $	[4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			91,442 [4240]
	A.	Net income (loss)		(1,496) [4250]
	B.	Additions (includes non-conforming capital of	[4262])	770 [4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			90,716 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		[4330]

DOUGLAS K. ADIE dba
ARK INVESTMENTS

FINANCIAL STATEMENTS

December 31, 2001 and 2000

ARMSTRONG & SMITH
CERTIFIED PUBLIC ACCOUNTANTS
49 Johnson Road, P.O. Box 8
The Plains, Ohio 45780
740 797-4542
800 321-4542
Fax 740 797-4540

LARRY J. ARMSTRONG, CPA
JAMES P. SMITH, CPA
L. JAY BARNES, CPA

INDEPENDENT AUDITOR'S REPORT

Douglas K. Adie, dba
Ark Investments
23 1/2 South Court Street
Athens, Ohio 45701

We have audited the accompanying balance sheets of Douglas K. Adie, dba Ark Investments (a sole proprietorship) as of December 31, 2001 and 2000, and the related statements of income, changes in owner's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Douglas K. Adie, dba Ark Investments as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Armstrong & Smith
The Plains, Ohio
January 26, 2002

DOUGLAS K. ADIE, dba
Ark Investments
Balance Sheets
December 31, 2001 and 2000

ASSETS

	2001	2000
Current assets:		
Cash in banks	$64,915	$64,018
Cash deposit with broker	25,000	25,041
Accounts receivable	0	56
Prepaid expenses	0	240
Marketable securities	0	830
Total current assets	$89,915	$90,185
Property and equipment:		
Furniture and equipment	$4,127	$4,127
Leasehold improvements	604	604
Less accumulated depreciation	(3,930)	(3,424)
Total property and equipment	$801	$1,307
Total assets	$90,716	$91,492

LIABILITIES & OWNER'S EQUITY

	2001	2000
Current liabilities:		
Accrued expenses	$0	$50
Total liabilities	$0	$50
Equity:		
Owner's equity	$90,716	$91,442
Total equity	$90,716	$91,442

The accompanying notes are an integral part of these financial statements

DOUGLAS K. ADIE, dba
Ark Investments
Statement of Income
For the Year ended December 31, 2001 and 2000

	2001	2000
Income:		
Fees and commissions	$9,198	$16,157
Interest and dividends	3,070	4,242
Revenue - investment company shares	466	25
Trading losses	(830)	(17,527)
Total income	$11,904	$2,897
Expenses:		
Communications	$2,878	$3,514
Occupancy expense	2,880	3,144
Regulatory fees and expenses	4,170	5,250
Other operating expenses	2,966	103
Depreciation	506	426
Total expense	13,400	12,437
Net loss	($1,496)	($9,540)

The accompanying notes are an integral part of these financial statements

DOUGLAS K. ADIE, dba
Ark Investments
Statement of Changes in Owner's Equity
For the Year ended December 31, 2001 and 2000

	2001	2000
Owner's equity at beginning of year	$91,442	$97,152
Net loss for the year	(1,496)	(9,540)
Owner's contribution during year	770	3,830
Owner's equity at end of the year	$90,716	$91,442

The accompanying notes are an integral part of these financial statements

DOUGLAS K. ADIE, dba
Ark Investments
Statement of Cash Flows
For the Year ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net loss	($1,496)	($9,540)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	506	426
Accounts receivable	56	4
Prepaid expenses	240	0
Marketable securities	830	17,528
Accrued expenses	(50)	(10)
Net cash provided by operations	$86	$8,408
Cash flows from investing activities:		
Acquisition of equipment	$0	($442)
Purchase of marketable securities	0	(15,463)
Sale of marketable securities	0	11,000
Net cash provided by investing activities	$0	($4,905)
Cash flows from financing activities:		
Owners capital contribution	$770	$3,830
Net cash provided by investing activities	$770	$3,830
Net increase in cash	$856	$7,333
Cash at beginning of year	89,059	81,726
Cash at end of year	$89,915	$89,059

The accompanying notes are an integral part of these financial statements

DOUGLAS K. ADIE, dba
Ark Investments
December 31, 2001

1. Summary of Significant Accounting Policies:

Nature of Operations:
The Organization is a sole proprietorship offering investment services.

Basis of Accounting:
The Organization utilizes the accrual basis of accounting.

Property and Equipment:
Depreciation of property and equipment is provided on the straight-line basis. Expenditures for maintenance and repair are charged against operations. Renewals and betterments that materially extend the life of assets are capitalized.

Income Taxes:
The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all resources; accordingly, no provision for income tax is made in these statements.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the proprietor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Leases:
The organization has entered into an office lease contract commencing September 1, 1999, and ending September 1, 2002, for $5,760 payable in payments of $240 per month for the term of the lease.

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above ______ [4222]

a. After Federal income taxes of ______ [4238]

20. Extraordinary gains (losses) ______ [4224]

a. After Federal income taxes of ______ [4239]

21. Cumulative effect of changes in accounting principles ______ [4225]

22. Net income (loss) after Federal income taxes and extraordinary items (1,496) [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items ______ [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 45411 [4335A]	DAIN RAUSCHER INCORPORATED [4335A2]	All [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition 90,716 [3480]

2. Deduct ownership equity not allowable for Net Capital ______ [3490]

3. Total ownership equity qualified for Net Capital 90,716 [3500]

4. Add:

A. Liabilities subordinated to claims of general creditors allowable in computation of net capital ______ [3520]

0

B.	Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities			[3530]
6.	Deductions and/or charges:			
A.	Total nonallowable assets from Statement of Financial Condition (Notes B and C)		801 [3540]	
B.	Secured demand note deficiency		[3590]	
C.	Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
D.	Other deductions and/or charges		[3610]	801 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions			89,915 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A.	Contractual securities commitments		[3660]	
B.	Subordinated securities borrowings		[3670]	
C.	Trading and investment securities:			
1.	Exempted securities		[3735]	
2.	Debt securities		[3733]	
3.	Options		[3730]	
4.	Other securities		[3734]	
D.	Undue Concentration		[3650]	
E.	Other (List)			
		[3736A]	[3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	

Schedule I continued

		[3736]	[3740]
10.	Net Capital		89,915 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14.	Excess net capital (line 10 less 13)	39,915 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	89,915 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			-0- [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	[3830]
19.	Total aggregate indebtedness			-0- [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% -0- [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% [3860]

DOUGLAS K. ADIE, dba
Ark Investments
Reconciliation of Audited Net Capital to Broker/Dealer's
Unaudited Net Capital as Reported on Form X-17A-5

	Audited	Unaudited	Difference
Net capital as reported	$89,915	$86,927	$2,988
Differences			
Cash	89,915	89,895	20
Property and equipment (net)	801	0	801
Accounts payable	0	(2,968)	2,968
Adjustments to net capital			
Non allowable assets	(801)	0	(801)
Totals	$89,915	$86,927	$2,988